UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Zeta Global Holdings Corp.

(Name of Issuer)

  Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

98956A105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956A105		Schedule 13G
1		NAME OF REPORTING PERSON Greenhill Capital Partners III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,637,340 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,637,340 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,637,340 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.41%
12		TYPE OF REPORTING PERSON OO

(1)  The general partner of Greenhill Capital Partners III, L.P. is GCP Managing Partner III, L.P., (“GCP III GP”) and the general partner of GCP III GP is GCP Managing Partner III GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

CUSIP No. 98956A105		Schedule 13G
1		NAME OF REPORTING PERSON Greenhill Capital Partners (Cayman Islands) III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,691,939 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,691,939 (1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,939 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.06%
12		TYPE OF REPORTING PERSON IN

(1) The general partner of Greenhill Capital Partners (Cayman Islands) III, L.P. is GCP III GP and the general partner GCP III GP. is GCP Managing Partner III GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

CUSIP No. 98956A105		Schedule 13G
1		NAME OF REPORTING PERSON Greenhill Capital Partners (GHL) III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,560,209 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,560,209 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,209 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.98%
12		TYPE OF REPORTING PERSON IN

(1) ) The general partner of Greenhill Capital Partners (GHL) III, L.P. is GCP III GP and the general partner GCP III GP is GCP Managing Partner III GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

CUSIP No. 98956A105		Schedule 13G
1		NAME OF REPORTING PERSON Greenhill Capital Partners (Employees) III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,602,203 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,602,203 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602,203 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.26%
12		TYPE OF REPORTING PERSON IN

(1) The general partner of Greenhill Capital Partners (Employees) III, L.P. is GCP III GP and the general partner GCP III GP is. is GCP Managing Partner III GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

CUSIP No. 98956A105		Schedule 13G
1		NAME OF REPORTING PERSON GCP Capital Partners IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,624,595 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,624,595 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,595 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.02%
12		TYPE OF REPORTING PERSON IN

(1) The general partner of GCP Capital Partners IV, L.P.is GCP Managing Partner IV, L.P. (“GCP IV GP”) and the general partner of GCP IV GP is GCP Managing Partner IV GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

CUSIP No. 98956A105		Schedule 13G
1		NAME OF REPORTING PERSON GCP Capital Partners (Cayman) IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 30,605 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 30,605 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,605 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.02%
12		TYPE OF REPORTING PERSON IN

(1) The general partner GCP Capital Partners (Cayman) IV, L.P. .is GCP IV GP and the general partner of GCP IV GP is GCP Managing Partner IV GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

Item 1(a). Name of Issuer:

Zeta Global Holdings Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

3 Park Ave, 33rd Floor

New York, NY 10016

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Greenhill Capital Partners III, L.P.
2.	Greenhill Capital Partners (Employees) III, L.P.
3.	Greenhill Capital Partners (GHL) III, L.P.
4.	Greenhill Capital Partners (Cayman Islands) III, L.P.
5.	GCP Capital Partners (Cayman) IV, L.P.
6.	GCP Capital Partners IV, L.P.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

600 Lexington Ave, 31st Floor

New York, NY 10022

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.001 per share.

Item 2(e). CUSIP Number:

98956A105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

 Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Greenhill Capital Partners III, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director

Greenhill Capital Partners (Employees) III, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director

Greenhill Capital Partners (GHL) III, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director

Greenhill Capital Partners (Cayman Islands) III, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director

GCP Capital Partners (Cayman) IV, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director

GCP Capital Partners IV, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director

Exhibit 1

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of this 14th day of February, 2022, by and between, Greenhill Capital Partners III, L.P., Greenhill Capital Partners (Employees) III, L.P., Greenhill Capital Partners (GHL) III, L.P., Greenhill Capital Partners (Cayman Islands) III, L.P., GCP Capital Partners (Cayman) IV, L.P. and GCP Capital Partners IV, L.P.

The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G in respect of the shares of Class A Common Stock, par value $0.001 per share, of Zeta Global Holdings Corp. (to which this Agreement is an exhibit) is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of the Schedule 13G and any such amendments thereto, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making the filing, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Greenhill Capital Partners III, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director

Greenhill Capital Partners (Employees) III, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director

Greenhill Capital Partners (GHL) III, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director

Greenhill Capital Partners (Cayman Islands) III, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director

GCP Capital Partners (Cayman) IV, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director

GCP Capital Partners IV, L.P.

/s/ Boris Gutin_ ___________________________

By:  Boris Gutin

Title: Managing Director